UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Announces Regulatory Approval of Drought Tolerant HB4® Wheat by Brazil’s CTNBio

Company Achieves Industry Milestone as Approval Grants Headway

Towards First-Ever Commercialization of Biotech Wheat

ROSARIO, Argentina – November 11, 2021 – Bioceres Crop Solutions Corp. (“Bioceres”) (NASDAQ: BIOX), a fully integrated global provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, has received import approval of the Company’s HB4 Wheat flour for animal and human consumption from Brazil’s Ministry of Agriculture, Livestock and Food Supply.

After a rigorous review process that included the use of OMICS datasets to support the scientific safety evaluation of HB4 Wheat, the Brazilian National Biosafety Commission (CTNBio) – an agency that encompasses recognized scientists and diverse specialists – unanimously endorsed biosafety conditions for flour obtained from HB4 Wheat. The comprehensive regulatory process involved the development of state-of-the-art methodologies by Bioceres, to address allergenic risk concerns and demonstrate the safety equivalence of HB4 wheat to its conventional counterpart.

This approval is a major step towards building climate resilient agriculture systems that use wheat as a key component for crop rotation. Wheat is a key staple for billions of people around the globe, and a crop, that has remained orphan in the sphere of biotechnology despite being planted in 200 million hectares globally. In October of 2020, Argentina granted first approval of HB4 Wheat ‘event’ for growth and consumption. The commercialization of HB4 wheat in Argentina has been subject to Brazilian approval, as Brazil is the main export market for Argentinean wheat production. Argentina is the largest wheat producing country in the southern cone resulting in an annual opportunity of 6-8 million hectares.

Meaningful resources and efforts have backed this significant milestone, which could not have been accomplished without the continued support of Bioceres partner Tropical Melhoramento & Genética, a Brazilian partner who lead the regulatory filings with CTNBio and Florimond Desprez the co-developer of HB4 Wheat and a Bioceres partner in Trigall Genetics, the trust of our shareholders, and the strong commitment of the teams involved in the entire research, development and regulatory processes.

Bioceres has been scaling-up HB4 Wheat inventories through its identity-preserved HB4 Program and is currently harvesting 55,000 hectares of the crop. Considering inventory availability for next planting season and the significance of this regulatory milestone regarding its commercial prospects, the Company will update the investors community with 2022 acreage projections and business opportunity in its next earnings call.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contacts

Investor Relations Contact
Chris Tyson

Executive Vice President

MZ Group – MZ North America
(949) 491-8235

BIOX@mzgroup.us
www.mzgroup.us

Bioceres Crop Solutions

Rodrigo Krause

Head of Investor Relations
investorrelations@biocerescrops.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: November 15, 2021	By:	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer